UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Nobuaki Kurumatani
	Name:	Nobuaki Kurumatani
	Title:	Director

Date:     February 13, 2015

Capital Ratio as of December 31, 2014

TOKYO, February 13, 2015 --- Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of December 31, 2014.

I. Sumitomo Mitsui Financial Group (on a consolidated basis)
		(Billions of yen, except ratios)
		December 31, 2014		March 31, 2014	September 30, 2014 (Reference)
			Change
(1)	Total capital ratio (4) / (7)	16.79%	1.28%	15.51%	15.98%
(2)	Tier 1 capital ratio (5) / (7)	12.87%	0.68%	12.19%	12.29%
(3)	Common equity Tier 1 capital ratio (6) / (7)	11.17%	0.54%	10.63%	10.80%
(4)	Total capital	¥10,914.2	¥1,352.8	¥ 9,561.4	¥ 10,343.0
(5)	Tier 1 capital	8,366.2	851.9	7,514.3	7,957.3
(6)	Common equity Tier 1 capital	7,262.4	711.6	6,550.8	6,989.4
(7)	Risk weighted assets	64,992.6	3,369.3	61,623.3	64,713.5
(8)	Required capital (7) X 8%	5,199.4	269.5	4,929.9	5,177.1

II. Sumitomo Mitsui Banking Corporation (on a consolidated basis)
		(Billions of yen, except ratios)
		December 31, 2014		March 31, 2014	September 30, 2014 (Reference)
			Change
(1)	Total capital ratio (4) / (7)	18.28%	1.20%	17.08%	17.35%
(2)	Tier 1 capital ratio (5) / (7)	13.98%	0.55%	13.43%	13.32%
(3)	Common equity Tier 1 capital ratio (6) / (7)	12.69%	0.42%	12.27%	12.22%
(4)	Total capital	¥ 10,411.0	¥ 1,111.5	¥ 9,299.5	¥ 9,914.7
(5)	Tier 1 capital	7,961.8	651.9	7,309.9	7,610.2
(6)	Common equity Tier 1 capital	7,228.2	550.1	6,678.1	6,983.4
(7)	Risk weighted assets	56,949.3	2,530.7	54,418.6	57,128.9
(8)	Required capital (7) X 8%	4,555.9	202.5	4,353.5	4,570.3

III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)
		(Billions of yen, except ratios)
		December 31, 2014		March 31, 2014	September 30, 2014 (Reference)
			Change
(1)	Total capital ratio (4) / (7)	19.32%	1.02%	18.30%	18.66%
(2)	Tier 1 capital ratio (5) / (7)	14.32%	0.30%	14.02%	13.92%
(3)	Common equity Tier 1 capital ratio (6) / (7)	12.81%	0.34%	12.47%	12.47%
(4)	Total capital	¥ 9,726.3	¥ 950.5	¥ 8,775.8	¥ 9,386.9
(5)	Tier 1 capital	7,206.2	481.8	6,724.4	7,005.6
(6)	Common equity Tier 1 capital	6,446.1	465.3	5,980.8	6,274.3
(7)	Risk weighted assets	50,319.5	2,378.8	47,940.7	50,302.4
(8)	Required capital (7) X 8%	4,025.6	190.3	3,835.3	4,024.2

Information on capital structure of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation are available on our website at http://www.smfg.co.jp/english/investor/financial/pi3_disclosure.html